SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                             (Amendment No.___)(1)


                           RAM Energy Resources, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   75130P 10 9
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                                 (CUSIP Number)

                              Britani Talley Bowman
                               3155 E. 86th Street
                              Tulsa, Oklahoma 74137
                                 (918) 298-2113
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
_______________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75130P 10 9                  13D

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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Britani Talley Bowman
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                               (b)     [_]

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3. SEC USE ONLY
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4. SOURCE OF FUNDS SC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                           [_]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION United States
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      NUMBER OF SHARES         7. SOLE VOTING POWER                 12,555,186
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
                               -------------------------------------------------

                               8. SHARED VOTING POWER                        0
                               -------------------------------------------------

                               9. SOLE DISPOSITIVE POWER            12,555,186
                               -------------------------------------------------

                               10. SHARED DISPOSITIVE POWER                  0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    12,555,186
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [_]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     37.7%
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14. TYPE OF REPORTING PERSON                                                IN
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

CUSIP No. 75130P 10 9                 13D

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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Danish Knights, A Limited Partnership
   EIN:  74-3007501
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [_]
                                                                     (b)   [_]

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3. SEC USE ONLY
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4. SOURCE OF FUNDS                                                          SC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [_]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  Texas
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      NUMBER OF SHARES         7.     SOLE VOTING POWER             12,555,186
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
                               -------------------------------------------------

                               8. SHARED VOTING POWER                        0
                               -------------------------------------------------

                               9. SOLE DISPOSITIVE POWER            12,555,186
                               -------------------------------------------------

                               10. SHARED DISPOSITIVE POWER                  0
                               -------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    12,555,186
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   37.7%
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14. TYPE OF REPORTING PERSON                                               PN
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

CUSIP No. 75130P 10 9                  13D

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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Dannebrog Corporation
   EIN:  74-3004164
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                     (b)  [_]

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3. SEC USE ONLY
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4. SOURCE OF FUNDS                                                         SC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            [_]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION                                 Texas
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      NUMBER OF SHARES         7.     SOLE VOTING POWER            12,555,186
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
                               -------------------------------------------------

                               8. SHARED VOTING POWER                       0
                               -------------------------------------------------

                               9. SOLE DISPOSITIVE POWER           12,555,186
                               -------------------------------------------------

                               10. SHARED DISPOSITIVE POWER                 0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   12,555,186
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [_]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    37.7%
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14. TYPE OF REPORTING PERSON                                               CO
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

                                EXPLANATORY NOTE

     Tremisis Energy Acquisition Corporation ("Tremisis") was formed in February 2004 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business in either the energy or the environmental industry.

     On May 8, 2006, Tremisis acquired RAM Energy, Inc., a Delaware corporation ("RAM") through the merger of RAM Energy Acquisition, Inc., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Tremisis, into RAM, pursuant to the Agreement and Plan of Merger dated October 20, 2005, as amended, ("Merger Agreement") among Tremisis, Merger Sub, RAM and the stockholders of RAM (the "merger"). As a result of the merger, RAM became a wholly owned subsidiary of Tremisis. Prior to its acquisition of RAM, Tremisis had not engaged in any business enterprise. As part of the merger transaction, Tremisis' name was changed to RAM Energy Resources, Inc.

     At the closing of the merger, the RAM stockholders and their designees were issued an aggregate of 25,600,000 shares of Tremisis common stock and $30.0 million of cash. The Reporting Persons (defined below) received the shares reported below in connection with the merger.

Item 1. Security and Issuer.

     The class of equity security to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of RAM Energy Resources, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are: RAM Energy Resources, Inc. 5100
E. Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.

Item 2. Identity and Background.

     (a) Name: This Schedule 13D is filed by Ms. Bowman, on her own behalf and on behalf of Danish Knights, A Limited Partnership ("Danish Knights"), 98.5% of which is owned by Ms. Bowman and Dannebrog Corporation (Dannebrog"), the general partner of Danish Knights. Ms. Bowman, Danish Knights and Dannebrog are referred to collectively herein as, the "Reporting Persons".

     (b) Residence or business address: The principal business address of the Reporting Persons is 3155 E. 86th Street, Tulsa, Oklahoma 74137.

     (c) Present business or occupation: The principal business of the Reporting Persons is investments.

     (d) Criminal convictions: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.

     (e) Civil Proceedings: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     (f) Citizenship: Danish Knights and Dannebrog Corporation were organized in Texas. Ms. Bowman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     See Explanatory Note.

Item 4. Purpose of Transaction.

     See Explanatory Note.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 12,555,186 shares of Common Stock or approximately 37.7% of the Common Stock outstanding based on 33,630,000 shares outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of the filing of this Schedule 13D.

     (b) The Reporting Persons have sole voting and dispositive power with respect to 12,555,186 shares of Common Stock and has shared voting and dispositive power with respect to no shares of Common Stock. All shares of Common Stock reported on this Schedule 13D are owned by Danish Knights. Dannebrog is the general partner of Danish Knights and Ms. Bowman is the President and sole director of Dannebrog and, therefore, each may be deemed to be the beneficial owner of the Common Stock under Section 13 of the Securities Exchange Act of 1934. Both Dannebrog and Ms. Bowman disclaim any such beneficial ownership.

     (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

     (d)  None

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Danish Knights entered into a Lock-Up Agreement dated October 20, 2005, pursuant to which it agreed not to sell or otherwise transfer any of the shares of Common Stock until the six-month anniversary of the merger; and no more than 50% of such shares in the following six months subject to certain exceptions. A copy of the Lock-Up Agreement is filed herewith as Exhibit 99.1 and the information therein is hereby incorporated by reference to this Schedule 13D.

     Danish Knights entered into a Second Amended and Restated Voting Agreement dated April 10, 2006, pursuant to which it and other parties to the agreement have agreed to vote for the other's designees to the Issuer's board of directors through the election in 2008. A copy of the Second Amended and Restated Voting Agreement is filed herewith as Exhibit 99.2 and the information therein is hereby incorporated by reference to this Schedule 13D.

     The Danish Knights entered into a Stockholders' Agreement dated October 31, 2005 with Danish Knights, A Limited Partnership and David Stinson, pursuant to which the parties agreed to certain restrictions on their abilities to transfer shares of Common Stock through December 31, 2008. A copy of the Stockholders' Agreement is filed herewith as Exhibit 99.3 and the information therein is hereby incorporated by reference to this Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit
  No.                 Description
  ---                 -----------

99.1 Lock-Up Agreement dated October 20, 2005 by and among Danish Knights, Larry E. Lee, David Stinson and the Issuer.

99.2 Second Amended and Restated Voting Agreement dated April 10, 2006 by and among the Issuer, certain shareholders of the Issuer, and Danish Knights, Larry E. Lee, David Stinson.

99.3 Stockholders' Agreement dated October 31, 2005 by and among Larry E. Lee, Danish Knights, A Limited Partnership and David Stinson

99.4 Joint Filing Agreement dated May 16, 2006 by and among Ms. Bowman, Danish Knights and Dannebrog.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2006
                                              /s/ Britani Talley Bowman
                                                  Britani Talley Bowman

                                 EXHIBIT INDEX

Exhibit
  No.                 Description                     Method of Filing
  ---                 -----------                     ----------------

99.1   Lock-Up Agreement dated October 20, 2005   Filed herewith electronically
       by and among Danish Knights, Larry E.
       Lee, David Stinson and the Issuer.

99.2   Second Amended and Restated Voting         Filed herewith electronically
       Agreement dated April 10, 2006 by and
       among the Issuer, certain shareholders
       of the Issuer, and Danish Knights, Larry
       E. Lee, David Stinson.

99.3   Stockholders' Agreement dated October      Filed herewith electronically
       31, 2005 by and among Larry E. Lee,
       Danish Knights, A Limited Partnership
       and David Stinson

99.4   Joint Filing Agreement dated May 16,       Filed herewith electronically
       2006 by and among Ms. Bowman, Danish
       Knights and Dannebrog.